Filed by Duke Energy Corporation
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Progress Energy, Inc.
Commission File No.: 001-15929

Duke, Progress CEOs Respond to Employee Questions During Open Forum

Video of the entire session available on DukeTV

Duke Energy CEO Jim Rogers and Progress Energy CEO Bill Johnson provided more insight into the proposed merger of the two companies Thursday, Jan. 13, during a packed employee meeting at Knight Theater in downtown Charlotte.

The Open Forum drew more than 1,500 employees, including those who joined by video cast, phone and audio stream. The theater, in the middle of Duke’s downtown facilities, was at full capacity with 1,200-plus employees.

Rogers and Johnson answered questions on a range of subjects: the integration process, necessary approvals, the nuclear fleets, smart grid approaches, regulation in Ohio and continued focus on Duke’s international operations. The two men addressed the topic of potential layoffs with candor and openness.

“There will be an impact of some kind on some people,” Johnson said. “But we will do our best to mitigate this through attrition, through managing of vacancies, through retirements.” He reminded employees that the next year will be spent on integration planning and, after the merger is complete, “for the majority of people, this presents a greater opportunity than we had before.”

Rogers’ advice to employees: “The most important thing you can do in the next year is do the best you can on the job that you now have.”

The two men also discussed speed and agility challenges a larger company would create.

“Being big, agile and quick and having the capability to perceive what’s around the corner, that’s really makes you special,” Rogers said. “I think we have the potential to be a special company. I know we’re going to be big, but we’re going to be focused on being agile and quick -- seeing around the corner and making sure we’re adjusting as the world adjusts around us.”

Johnson added: “The way I like to think about this is can we come to work every day, thinking how can I do this better? One thing you’ll hear me say repeatedly is ‘safer, better, faster, cheaper.’ If we can come to work every day with that mindset, then we will have that agility. We won’t get stuck in our ways.”

Both Rogers and Johnson left employees with a few final thoughts: Avoid being distracted and put safety first.

“Our job is to provide affordable, reliable, clean electricity 24-7, 365,” Rogers said. “At the end of the day, we need to stay laser-focused and deliver like we’ve never delivered before. That will help in every way.”

“Let’s be focused on what’s in front of us,” Johnson stressed. “Let’s live in the present. It doesn’t do us any good to worry about things we can’t control, so let’s manage what we can control. Let’s do the best job we can do.”

Video clip of the Open Forum

For more details, see the video clip the Open Forum in its entirety.

Cautionary Statements Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may, ” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Duke Energy and Progress Energy caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Duke Energy’s or Progress Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors discussed or referred to in the "Risk Factors" section of each of Duke Energy's and Progress Energy's most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission.  These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger.  Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov  .  Each forward-looking statement speaks only as of the date of the particular statement and neither Duke Energy nor Progress Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where To Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Duke Energy and Progress Energy that also constitutes a prospectus of Duke Energy. Duke Energy and Progress Energy will deliver the joint proxy statement/prospectus to their respective shareholders. Duke Energy and Progress Energy urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website ( www.sec.gov  ). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com  ) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress’ website (www.progress-energy.com  ) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in The Merger Solicitation

Duke Energy, Progress Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Duke Energy and Progress Energy shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Duke Energy's executive officers and directors in its definitive proxy statement filed with the SEC on March 22, 2010. You can find information about Progress Energy's executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2010. Additional information about Duke Energy's executive officers and directors and Progress Energy's executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Duke Energy and Progress Energy using the contact information above.